Filed Pursuant to Rule 424(b)(3)
Registration No. 333-233526

Prospectus

17,526,200 Shares of Common Stock

This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus of up to 10,000,000 shares of our common stock, par value $0.001 per share, issuable upon exercise of shares of our Series C Convertible Preferred Stock, $0.001 par value per share, with an initial stated value of $1,000 per share (the “Series C Preferred Stock”), and 7,526,200 shares of our common stock underlying certain warrants. The shares of common stock being offered include:

1)

10,000,000 shares of common stock issuable upon conversion of Series C Preferred Stock to certain selling stockholders in relation to the private placements of Series C Preferred Stock (the “Series C Offering”); and

2)	7,526,200 shares of common stock issuable upon exercise, at an exercise price of $0.50 per share, of warrants issued to the selling stockholders in connection with the Series C Offering.

The selling stockholders may sell all or a portion of these shares from time to time, in amounts, at prices and on terms determined at the time of sale. The shares may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 20 of this prospectus.

We will not receive any proceeds from the sale of these shares. We will, however, receive cash proceeds equal to the total exercise price of warrants that are exercised for cash.

Our common stock is quoted on the OTCQB of OTC Markets Group, Inc. under the symbol “CYDY.” On September 27, 2019, the closing price of our common stock was $0.34 per share.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in this prospectus on page 5 before buying our Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2019

CytoDyn Inc. and its consolidated subsidiaries are referred to herein as “CytoDyn,” “the Company,” “we,” “us” and “our,” unless the context indicates otherwise.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus. This prospectus and any future prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or such prospectus supplement or that the information contained by reference to this prospectus or any prospectus supplement is correct as of any time after its date.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Our forward-looking statements are not guarantees of performance, and actual results could vary materially from those contained in or expressed by such statements due to risks and uncertainties including: (i) the sufficiency of our cash position and our ongoing ability to raise additional capital to fund our operations, (ii) our ability to complete the filing of a Biologics License Application (“BLA”) with the U.S. Food and Drug Administration (“FDA”) for leronlimab (PRO 140), as a combination therapy for the Human Immunodeficiency Virus (“HIV”), (iii) our ability to meet our debt obligations, if any, (iv) our ability to identify patients to enroll in our clinical trials in a timely fashion, (v) our ability to achieve approval of a marketable product, (vi) design, implementation and conduct of clinical trials, (vii) the results of our clinical trials, including the possibility of unfavorable clinical trial results for any clinical indication, (viii) the market for, and marketability of, any product that is approved, (ix) our ability to enter into partnership or licensing arrangements with third parties, (x) the existence or development of vaccines, drugs, or other treatments for infection with HIV that are viewed by medical professionals or patients as superior to our products, (xi) regulatory initiatives, compliance with governmental regulations and the regulatory approval process, (xii) general economic and business conditions, (xiii) changes in foreign, political, and social conditions, (xiv) the specific risk factors discussed under the heading “Risk Factors” below, and (xv) various other matters, many of which are beyond our control. We urge you to specifically consider the various risk factors identified in this prospectus, including the statements set forth in the sections titled “Risk Factors” or elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated or deemed incorporated herein or therein by reference, any of which could cause actual results to differ materially from those indicated by our forward-looking statements. Except as required by law, we do not undertake any responsibility to update any forward-looking statements to take into account events or circumstances that occur after the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and information appearing elsewhere in this prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. To fully understand this offering and its consequences to you, you should read this entire prospectus carefully, including the information referred to under the heading “Risk Factors” in this prospectus supplement beginning on page 5, the financial statements and other information incorporated by reference in this prospectus when making an investment decision. This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus and any accompanying prospectus supplement, including the information incorporated by reference therein, and any other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

About Us

We are a late-stage biotechnology company focused on the clinical development and potential commercialization of humanized monoclonal antibodies to treat Human Immunodeficiency Virus (“HIV”) infection. Our lead product candidate, leronlimab (PRO 140), belongs to a class of HIV therapies known as entry inhibitors that block HIV from entering into and infecting certain cells. We believe that monoclonal antibodies are a new emerging class of therapeutics for the treatment of HIV to address unmet medical needs in the area of HIV and graft-versus-host disease. In addition, we are expanding the clinical focus of leronlimab to include the evaluation in certain cancer and immunological indications where CCR antagonism has shown initial promise.

We believe the leronlimab antibody shows promise as a powerful anti-viral agent while not being a chemically synthesized drug and has fewer side effects, lower toxicity and less frequent dosing requirements, as compared to daily drug therapies currently in use for the treatment of HIV. The leronlimab antibody belongs to a class of HIV therapies known as entry inhibitors that block HIV from entering into and infecting certain cells. Leronlimab blocks HIV from entering a cell by binding to a molecule called the C-C chemokine receptor type 5 (“CCR5”), a normal cell surface co-receptor protein to which certain strains of HIV, referred to as “R5” strains, attach as part of HIV’s entry into a cell.

Leronlimab is an antibody, and through several short-term clinical trials, it has demonstrated efficacy without issues relating to toxicity, side effects or drug resistance. Moreover, these trials suggest that PRO 140 does not affect the normal function of the CCR5 co-receptor for HIV. Instead, leronlimab binds to a precise site on CCR5 that R5 strains of HIV use to enter the cell and, in doing so, inhibits the ability of these strains of HIV to infect the cell without affecting the cell’s normal function. We believe that the R5 strains of HIV currently represent approximately 70% of all HIV infections in the U.S. As a result, we believe PRO 140 represents a distinct class of CCR5 inhibitors with advantageous virological and immunological properties and may provide a unique tool to treat HIV infected patients.

We believe leronlimab is uniquely positioned to address a growing HIV market as an alternative or in addition to current therapies, which are failing primarily due to compliance, which causes drug resistance. In seven clinical trials previously conducted, leronlimab was generally well tolerated, and no drug-related serious adverse events or dose-proportional adverse events related to leronlimab were reported. In addition, there were no dose-limiting toxicities or patterns of drug-related toxicities observed during these trials. The results of these studies established that leronlimab’s antiviral activity was potent, rapid, prolonged, dose-dependent, and statistically significant following a single dose. Because leronlimab’s mechanism of action (for a monoclonal antibody use in HIV) is a relatively new therapeutic approach, it provides a very useful method of suppressing the virus in treatment-experienced patients who have failed a prior HIV regimen and need new treatment options.

In addition to HIV indications, we are currently expanding the clinical focus of leronlimab to include the evaluation of certain cancer and immunological indications where CCR5 antagonism has shown initial promise. In the setting of cancer, research has shown that CCR5 plays a central role in tumor invasion and metastasis and that increased CCR5 expression is an indicator of disease status in breast cancer. Moreover, research has shown that drugs that block CCR5 can block tumor metastases in laboratory and animal models of aggressive breast and prostate cancer. We are conducting additional research with leronlimab in the cancer setting, and we have initiated a Phase 1b/2 human clinical trial with leronlimab in metastatic triple-negative breast cancer, for which the investigational new drug application was approved by the U.S. Food and Drug Administration in 2018.

In addition, we believe that the CCR5 receptor also plays a central role in modulating immune cell trafficking to sites of inflammation and it is crucial for the development of acute graft-versus-host disease (GvHD) and other inflammatory conditions. Clinical studies by others have shown that blocking CCR5 using a chemical inhibitor can reduce the clinical impact of acute GvHD without significantly affecting the engraftment of transplanted bone marrow stem cells. We are currently conducting a Phase 2 clinical study with leronlimab to further support the concept that the CCR5 receptor on engrafted cells is critical for the development of acute GvHD and that blocking this receptor from recognizing certain immune signaling molecules is a viable approach to mitigating acute GvHD. The FDA has granted orphan drug designation to leronlimab for the prevention of graft-versus-host disease (GvHD).

Corporate Information

CytoDyn Inc. is a Delaware corporation with its principal business office at 1111 Main Street, Suite 660, Vancouver, Washington 98660. Our website can be found at www.cytodyn.com. We do not intend to incorporate any contents from our website into this prospectus. Effective August 27, 2015, we completed a reincorporation from Colorado to Delaware. Effective November 16, 2018, we implemented a holding company reorganization, as a result of which, we became the successor issuer and reporting company to the former CytoDyn Inc. (now our wholly owned subsidiary, CytoDyn Operations Inc.).

Preferred Stock Offerings

On March 20, 2019, we issued in private placements to accredited investors an aggregate of 3,246 shares of our Series C Preferred Stock, together with warrants to purchase an aggregate of up to 3,895,200 shares of our common stock, with an initial exercise price of $0.50 per share (the “Warrants”) for aggregate gross proceeds to us of approximately $3.2 million (the “March Series C Offering”). In connection with the Series C Offering, the Company also issued and sold to certain lead investors additional Warrants to purchase an aggregate of up to 1,000,000 shares of our common stock, on identical terms to the Warrants issued to the other investors.

On August 29, 2019, we issued in a private placement to an accredited investor 1,754 shares of our Series C Preferred Stock, together with Warrants to purchase 2,631,000 shares of our common stock for gross proceeds to us of approximately $1.8 million (the “August Series C Offering”).

The Warrants have a five-year term and were immediately exercisable upon issuance. The shares of common stock issuable upon conversion of the Series C Preferred Stock as well as the shares of common stock underlying the Warrants are being offered for resale by the selling stockholders identified in this prospectus.

Warrant Tender Offers

On May 14, 2019, we Company commenced a tender offer (the “June Tender Offer”) for certain outstanding series of eligible warrants, offering the holders of such warrants the opportunity to amend and exercise their warrants at a reduced exercise price of the lower of (x) the existing offer price and (y) $0.40 per share of common stock, and to receive an additional number of shares of common stock equal to 50% of the number of shares issuable upon the exercise of such amended warrants (the “Additional Shares”). The June Tender Offer closed on June 12, 2019 with net proceeds of approximately $8.3 million after the payment of solicitation fees of approximately $0.8 million.

On June 24, 2019, we commenced a tender offer (the “July Tender Offer” and, together with the June Tender Offer, the “Warrant Tender Offers”) on substantially the same terms and conditions as the June Tender Offer. The July Tender Offer closed on July 31, 2019 with net proceeds of approximately $2.5 million after the payment of solicitation fees of approximately $237,000.

All Warrants that were outstanding at the time of the June Tender Offer and the July Tender Offer, respectively, were the subject of the Warrant Tender Offers, and each holder who elected to participate and validly tendered Warrants in the Warrant Tender Offers received at the reduced exercise price of $0.40 per share, one share of common stock and one-half of an Additional Share. The shares of our common stock issued upon exercise of these amended Warrants, excluding any Additional Shares, are subject to resale hereunder. In the Warrant Tender Offers, an aggregate of 177,600 Warrants were tendered, for which we received aggregate gross proceeds of $71,040 and issued an aggregate of 177,600 shares of common stock (which are subject to resale hereunder) and 88,800 Additional Shares (which are not subject to resale hereunder).

This Offering

We are registering for resale by the selling stockholders named herein an aggregate of 17,526,200 shares of our common stock as described below.

Securities being offered:	17,526,200 shares of our common stock, including (i) 10,000,000 shares of common stock issuable upon conversion of the Series C Preferred Stock issued to the selling stockholders in connection with private transactions and (ii) 7,526,200 shares of common stock underlying Warrants to purchase common stock issued to the selling stockholders in connection with private transactions.

Use of proceeds:	We will not receive any of the proceeds from the sale or other disposition of shares of our common stock by the selling stockholders. We may receive proceeds upon any exercise for cash of outstanding Warrants, in which case such proceeds will be used for general working capital purposes.

Market for common stock:	Our common stock is quoted on the OTCQB of the OTC Markets under the symbol “CYDY.” On September 27, 2019, the closing price of our common stock was $0.34 per share.

Risk factors:	See “Risk Factors” beginning on page 6 for risks you should consider before investing in our shares.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks, uncertainties and other factors described in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we have filed or will file with the Securities and Exchange Commission (the “SEC”), and in other documents which are incorporated by reference into this prospectus, as well as the risk factors and other information contained in or incorporated by reference into any accompanying prospectus supplement before investing in any of our securities. Our financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The risks and uncertainties described in the documents incorporated by reference herein are not the only risks and uncertainties that you may face.

For more information about our SEC filings, please see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

USE OF PROCEEDS

We will receive no proceeds from the sale of shares of common stock by the selling stockholders.

A portion of the shares of common stock covered by this prospectus are issuable upon exercise of Warrants issued to the selling stockholders. The exercise price of the outstanding Warrants is $0.50 per share. The exercise price and number of shares of common stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including stock splits or dividends, mergers, or reclassifications or similar events. Upon any exercise of outstanding Warrants, the selling stockholders will pay us the exercise price.

To the extent we receive proceeds from the cash exercise of outstanding Warrants, we intend to use the proceeds for working capital and other general corporate purposes.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of our shares by the selling stockholders. The selling stockholders acquired our securities in private placement transactions. The total number of common shares sold under this prospectus may be adjusted to reflect adjustments due to stock dividends, stock distributions, splits, combinations or recapitalizations with regard to the common stock and warrants. Unless otherwise stated below in the footnotes, to our knowledge, no selling stockholder, nor any affiliate of such stockholder: (i) has held any position or office with us during the three years prior to the date of this prospectus; or (ii) is a broker-dealer, or an affiliate of a broker-dealer.

The selling stockholders may exercise their warrants at any time in their sole discretion. Set forth below is the name of each selling stockholder and the amount and percentage of common stock owned by each (including shares which a stockholder has the right to acquire within 60 days, including upon exercise of options or warrants) prior to the offering, the shares to be sold in the offering, and the amount and percentage of common stock to be owned by each (including shares which a stockholder has the right to acquire within 60 days, including upon exercise of options or warrants) after the offering assuming all shares are sold. The footnotes provide information about persons who have voting and dispositive power with respect to shares held by the selling stockholders.

We have registered up to 17,526,200 shares of our common stock, including (i) 10,000,000 shares of common stock issuable upon conversion of the Series C Preferred Stock issued to the selling stockholders in connection with private transactions and (ii) 7,526,200 shares of common stock underlying Warrants to purchase common stock issued to the selling stockholders in connection with private transactions. See “Prospectus Summary” above.

The following table is based on information provided to us by the selling stockholders and is as of September 27, 2019. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell, unless indicated otherwise in the footnotes below, shares of our common stock otherwise than pursuant to this prospectus. The tables below assume that each selling stockholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

Name of Selling Stockholder	Shares Beneficially Owned Pre- Offering(1)	% Owned Pre- Offering(2)	Common Stock Offered in this Offering	Warrant Shares(3) Offered in this Offering	Number of Shares Post- Offering	% of Shares Post-Offering(2)
Andrew D. Cooper	80,000	*	50,000	30,000	—	—
Aurelia Cure	160,000	*	100,000	60,000	—	—
Baylor Buck	41,600	*	26,000	15,600	—	—
Baylor Buck Roth IRA	48,000	*	30,000	18,000	—	—
Brady Buck	41,600	*	26,000	15,600	—	—
Brady Buck Roth IRA	32,000	*	20,000	12,000	—	—
Brent and/or Lyndee Orr	2,184,000	*	990,000	1,094,000	100,000	*
Brian Baalman	160,000	*	100,000	60,000	—	—
Cass Baalman	160,000	*	100,000	60,000	—	—
Chris or Kari Didier	80,000	*	50,000	30,000	—	—
Christopher Kennedy	80,000	*	50,000	30,000	—	—
Coby Buck	41,600	*	26,000	15,600	—	—
Coby Buck Roth IRA	32,000	*	20,000	12,000	—	—
Cody McDaniel	80,000	*	50,000	30,000	—	—
Collins Familly Trust f/b/o Jody Buck	192,000	*	120,000	72,000	—	—
Cool Blue Capital, LLC	6,139,000	1.6%	3,508,000	2,631,000	—	—
CZB Development LLC	80,000	*	50,000	30,000	—	—
Daryl South	480,000	*	300,000	180,000	—	—
David R.Baker Trust	320,000	*	200,000	120,000	—	—
David T. Mortell	80,000	*	50,000	30,000	—	—
Fidelity State Bank Custodian fbo Darcy Golliher IRA	160,000	*	100,000	60,000	—	—
Fidelity State Bank Custodian fbo Darrin Golliher IRA	96,000	*	60,000	36,000	—	—
Fidelity State Bank Custodian fbo Darrin Golliher Roth IRA	64,000	*	40,000	24,000	—	—
Flying S Ranch TrustRyan Shay Trustee	2,249,000	*	990,000	594,000	665,000	*
IRA Financial Trust Company CFBO Kaye Callaway	147,200	*	92,000	55,200	—	—
IRA Financial Trust Company CFBO Michael D. Callaway	384,000	*	240,000	144,000	—	—
J and L Living Trust	160,000	*	100,000	60,000	—	—
James Coffelt	640,000	*	400,000	240,000	—	—
Jody Buck	16,000	*	10,000	6,000	—	—
Jody Buck Roth IRA	73,600	*	46,000	27,600	—	—
John Christopher and Adora Lynn Davis	80,000	*	50,000	30,000	—	—
Jordan Willeke	48,000	*	30,000	18,000	—	—
Kelly R. and Amanda C. Thomas	323,200	*	202,000	121,200	—	—
Key Investments	160,000	*	100,000	60,000	—	—
Larry D and/or Cynthia J Gardner	281,600	*	176,000	105,600	—	—
Maria Valeria Jade Y. Ochoa	95,000	*	50,000	30,000	15,000	*
Marie Eleanore O. Nicolas	247,000	*	130,000	78,000	39,000	*
Michael or Kinzie Didier	80,000	*	50,000	30,000	—	—
Mike D. and Jennifer H. Woofter	64,000	*	40,000	24,000	—	—
MJL Properties Inc.	80,000	*	50,000	30,000	—	—
Molly Buck	41,600	*	26,000	15,600	—	—
Molly Buck Roth IRA	32,000	*	20,000	12,000	—	—
Ozark Hills Genetics	80,000	*	50,000	30,000	—	—
Rex Buck Roth IRA	73,600	*	46,000	27,600	—	—
Richard S. Nicolas, MD	186,400	*	106,000	63,600	16,800	*
Rolando Angelo T. Ochoa	114,000	*	60,000	36,000	18,000	*
Rusty Lytle	128,000	*	80,000	48,000	—	—
Ryan Shay	500,000		—	500,000		—
Samuel A. Hume	80,000	*	50,000	30,000	—	—
Quest Trust Company FBO Sonja Roberts IRA	448,000	*	280,000	168,000	—	—
Thomas Roberts	80,000	*	50,000	30,000	—	—
Tim Hume	320,000	*	200,000	120,000	—	—
Tom Rusch	160,000	*	100,000	60,000	—	—
Wooden Inc.	96,000	*	60,000	36,000	—	—
Zapp Marketing 401K Trust	80,000	*	50,000	30,000	—	—

*	Represents less than 1%.

(1)

Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or dispositive power. Shares of common stock registered hereunder, as well as shares of common stock subject to options, warrants or convertible preferred stock that are exercisable or convertible within 60 days of September 27, 2019, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such shares of common stock, options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person

(2)	Percentages are based on 386,871,696 shares of common stock outstanding as of September 27, 2019.
(3)

Warrants are exercisable at an exercise price of $0.50 per share (except that 177,600 Warrants tendered into the Warrant Tender Offers were previously exercised at $0.40 per share), and expire five years from the date of issuance.

PLAN OF DISTRIBUTION

The selling stockholders, which for this purpose includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, dividend, distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales or other dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when selling our shares or interests in our shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of our shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders may also transfer our shares in other circumstances, in which case the transferees, pledgees or other successors will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our shares in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from sales of shares by the selling stockholders.

The selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or under Section 4(a)(1) of the Securities Act, if available, rather than by means of this prospectus.

In connection with the sale of shares of common stock covered by this prospectus, broker-dealers may receive commissions or other compensation from a selling stockholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the shares of common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from a selling stockholder or from purchasers of the shares for whom they act as agents. Underwriters may sell the shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on behalf of a selling stockholder that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers, agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate amount of compensation in the form of underwriting discounts, concessions, commissions or fees and any profit on the resale of shares by the selling stockholders that may be deemed to be underwriting compensation pursuant to Financial Industry Regulatory Authority, Inc., rules and regulations will not exceed applicable limits.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

We will pay all expenses of the registration of the common stock for resale by the selling stockholders, including, without limitation, filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of common stock, by negotiations between the selling stockholders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 705,000,000 shares of capital stock, including 700,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of September 27, 2019, we had 386,871,696 shares of common stock, 92,100 shares of Series B Preferred Stock (as defined below) and 5,000 shares of Series C Preferred Stock (as defined below) issued and outstanding.

The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our certificate of incorporation, as amended and bylaws, both of which are on file with the SEC as exhibits to previous SEC filings, for additional information. The summary below is qualified by provisions of applicable law.

Common Stock

Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or special meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Special meetings of the stockholders may only be called by our Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire Board of Directors. Stockholders may not take action by written consent. As more fully described in our Certificate of Incorporation, holders of our common stock are not entitled to vote on certain Amendments to the Certificate of Incorporation related solely to our preferred stock.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of our common stock have equal ratable rights to such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock do not have preemptive rights.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

Our Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, 4,595,000 of which shares are undesignated.

Our Board of Directors has the authority, within the limitations and restrictions prescribed by law and without stockholder approval, to provide by resolution for the issuance of shares of preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series of the designation of such series, by delivering an appropriate certificate of amendment to our certificate of incorporation to the Delaware Secretary of State pursuant to the Delaware General Corporation Law (the “DGCL”). The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of our common stock.

If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the certificate establishing the terms of the preferred stock with the SEC. To the extent required, this description will include:

•	the title and stated value;

•	the number of shares offered, the liquidation preference per share and the purchase price;

•	the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for such dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption, if applicable;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price (or how it will be calculated) and conversion period;

•	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated) and exchange period;

•	voting rights, if any, of the preferred stock;

•	a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CytoDyn; and

•

any material limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of CytoDyn.

Series B Preferred Stock

Our Board of Directors previously established a series of preferred stock designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”), comprising 400,000 shares of Series B Preferred Stock, of which 92,100 shares remain outstanding as of September 27, 2019. Subject to superior rights of any other outstanding preferred stock from time to time, each outstanding share of Series B Preferred Stock is entitled to receive, in preference to the common stock, annual cumulative dividends equal to $0.25 per share per annum from the date of issuance, which shall accrue, whether or not declared. At the time shares of Series B Preferred Stock are converted into common stock, accrued and unpaid dividends will be paid in cash or with shares of common stock. In the event we elect to pay dividends with shares of common stock, the shares issued will be valued at $0.50 per share. Series B Preferred Stock does not have any voting rights. In the event of liquidation, each share of Series B Preferred Stock is entitled to receive, in preference to the common stock, a liquidation payment equal to $5.00 per share plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series B Preferred Stock.

Each share of Series B Preferred Stock may be converted into ten fully paid shares of common stock at the option of a holder as long as we have sufficient authorized and unissued shares of common stock available. The conversion rate may be adjusted in the event of a reverse stock split, merger or reorganization.

Series C Preferred Stock

On March 20, 2019, our Board of Directors established a series of preferred stock designated as Series C Convertible Preferred Stock (“Series C Preferred Stock”), comprising 5,000 shares of Series C Preferred Stock, of which 5,000 shares remain outstanding as of September 27, 2019. The certificate of designation for the Series C Preferred Stock provides, among other things, that holders of Series C Preferred Stock shall be entitled to receive cumulative dividends at the rate of ten percent (10%) per share per annum of the stated value of the Series C Preferred Stock, to be paid, at the option of the holder, in cash or shares of common stock. Any dividends paid by the Company will first be paid to the holders of Series C Preferred Stock prior and in preference to any payment or distribution to holders of common stock. Dividends on the Series C Preferred Stock are mandatory and cumulative and there are no sinking fund provisions applicable to the Series C Preferred Stock. The Series C Preferred Stock does not have redemption rights. The stated value per share for the Series C Preferred Stock is $1,000 (the “Stated Value”).

In the event of any liquidation, dissolution or winding up of the Company, the Series C Preferred Stock will be paid, prior and in preference to any payment or distribution on any shares of common stock, currently outstanding series of preferred stock, or subsequent series of preferred stock, an amount per share equal to the Stated Value and the amount of any accrued and unpaid dividends. The holders of the Series C Preferred Stock will then receive distributions along with the holders of common stock on a pari passu basis according to the number of shares of common stock the Series C Preferred holders would be entitled if they converted their shares of Series C Preferred Stock at the time of such distribution.

If, at any time while the Series C Preferred Stock is outstanding, the Company effects any reorganization, merger or sale of the Company or substantially all of its assets (each a “Fundamental Transaction”), a holder of the Series C Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon conversion in full of the Series C Preferred Stock immediately prior to the Fundamental Transaction.

Each share of Series C Preferred Stock is convertible at any time at the holder’s option into that number of fully paid and nonassessable shares of common stock determined by dividing the Stated Value by the conversion price of $0.50 (subject to adjustment as set forth in the certificate of designation for the Series C Preferred Stock). No fractional shares will be issued upon the conversion of the Series C Preferred Stock.

Warrants

Form. The Warrants that are subject of this resale prospectus were issued as individual warrant agreements to the investors. The material terms and provisions of the Warrants are summarized below. The following description is subject to, and qualified in its entirety by, the form of Warrant, which was filed as an exhibit to a Current Report on Form 8-K filed by us with the SEC on March 20, 2019. You should review a copy of the form of Warrant for a complete description of the terms and conditions applicable to the Warrants.

Exercisability. The Warrants are exercisable beginning on the date of issuance, and at any time up to five (5) years from the date of issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise. No fractional shares of common stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will, at our option, either (i) pay the holder an amount in cash equal to the fractional amount multiplied by the market value of a share of common stock or (ii) round up to the next whole share.

Failure to Timely Deliver Shares. If we fail to deliver to the investor a certificate representing shares issuable upon exercise of a Warrant by the third trading day after the exercise date as required by the Warrant, and if the investor purchases the shares of our common stock after that third trading day to deliver in satisfaction of a sale by the investor of the underlying Warrant shares that the investor anticipated receiving from us, then, within three trading days of receipt of the investor’s request, we, at the investor’s option, will either (i) pay cash to the investor in an amount equal to the investor’s total purchase price (including brokerage commissions, if any) for the shares of common stock purchased less the exercise price (as described below), or the buy-in price, at which point our obligation to deliver the Warrant (and to issue the underlying common stock) will terminate, (ii) reinstate the portion of the Warrant and equivalent number of Warrant shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or (iii) promptly honor our obligation to deliver to the investor a certificate or certificates representing the underlying common stock and pay cash to the investor in an amount equal to the excess (if any) of the buy-in price over the product of (A) the number of shares of common stock, times (B) the per share closing price of our common stock on the date of the event giving rise to our obligation to deliver the certificate.

Exercise Price. Each Warrant represents the right to purchase a share of common stock at an exercise price equal to $0.50 per share (except that 177,600 Warrants tendered into the Warrant Tender Offers were previously exercised at $0.40 per share), subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. There is no public trading market for the Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Warrants on any securities exchange or other trading system.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the Warrant.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation, as amended

As described above, our Board of Directors is authorized to designate and issue shares of preferred stock in series and define all rights, preferences and privileges applicable to such series. This authority may be used to make it more difficult or less economically beneficial to acquire or seek to acquire us.

Special meetings of the stockholders may only be called by our Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire Board of Directors. Stockholders may not take action by written consent.

The stockholders may, at a special stockholders meeting called for the purpose of removing directors, remove the entire Board of Directors or any lesser number, but only with cause, by a majority vote of the shares entitled to vote at an election of directors.

Exclusive Forum Charter Provision. Our Amended and Restated Certificate of Incorporation requires that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, will, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, creditors or other constituents;

•

any action asserting a claim against the Company or any director or officer of the Company arising pursuant to, or a claim against the Company or any director or officer of the Company with respect to the interpretation or application of any provision of, the DGCL, the Company’s Amended and Restated Certificate of Incorporation or the bylaws of the Company; and

•	any action asserting a claim governed by the internal affairs doctrine in each such case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein.

Provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

Because the applicability of the exclusive forum provision is limited to the extent permitted by law, we do not intend for the exclusive forum provision to apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Additional Warrants

As of September 27, 2019, we had issued and outstanding warrants to purchase up to 141,021,383 shares of common stock, exercisable at prices ranging from $0.30 per share to $1.35 per share.

Stock Options

As of September 27, 2019, we had issued and outstanding options to purchase up to 16,126,872 shares of common stock, exercisable at prices ranging from $0.385 per share to $2.90 per share.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and preferred stock is Computershare. The transfer agent address is 211 Quality Circle, Suite 210, College Station, TX 77845, and its telephone number is 1-800-962-4284.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by Lowenstein Sandler LLP, New York, New York. If the validity of the securities offered hereby in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting have been audited by Warren Averett, LLC, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the shares of our securities being offered hereby. This prospectus does not contain all of the information in the registration statement and its exhibits. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the Securities hereby. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or documents. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its Website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at its regional offices, a list of which is available on the Internet at http://www.sec.gov/contact/addresses.htm. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. Additionally, you may access our filings with the SEC through our website at http://www.cytodyn.com. The information on our website is not part of this prospectus.

We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980-8524

You should rely only on the information in this prospectus and the additional information described above and under the heading “Incorporation of Certain Information by Reference” below. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

We incorporate by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K (the “10-K”) for the fiscal year ended May 31, 2019 filed with the SEC on August 14, 2019;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on August 21, 2019;

•

Our Current Reports on Form 8-K  filed with the SEC on June 17, 2019, July  19, 2019, July 26, 2019, August  2, 2019, August 14, 2019, August  23, 2019, August 29, 2019, September 13, 2019 and September 19, 2019;

•

The description of our common stock contained in our Registration Statement on Form 10-SB, filed on July  11, 2002, including any amendments thereto or reports filed for the purposes of updating this description (including the Form 8-K filed with the SEC on September 1, 2015 and Exhibit 4.18 to the 10-K).

All reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus but before the termination of the offering of the securities hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. We undertake to provide without charge to each person (including any beneficial owner) who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials in the manner set forth under the heading “Additional Information,” above.

17,526,200 Shares of Common Stock

PROSPECTUS

September 30, 2019